                                                FILED PURSUANT TO RULE 424(b)(3)
                                                   OF THE SECURITIES ACT OF 1933
                                                    REGISTRATION NO. 33-43724-02


                                ANNUAL APPENDIX

ANNUAL APPENDIX DATED
APRIL 15, 1997 TO PROSPECTUS
DATED NOVEMBER 12, 1991, AS
SUPPLEMENTED THROUGH MARCH 17, 1997


                         Discover(R) Card Trust 1991 F

              7.85% Class A Credit Card Pass-Through Certificates
              8.35% Class B Credit Card Pass-Through Certificates


                            Greenwood Trust Company
                                    Servicer


                   Discover Receivables Financing Group, Inc.
                                     Seller

     The following updates the Prospectus dated November 12, 1991, as supplemented (the "Prospectus"), used by Dean Witter Reynolds Inc. in connection with offers and sales of the Class A Certificates and the Class B Certificates in market-making transactions in which Dean Witter Reynolds Inc. acts as principal.

     FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE INVESTOR CERTIFICATES, SEE "RISK FACTORS" ON PAGE
14. ALL REFERENCES TO "SPECIAL CONSIDERATIONS" SHALL BE REPLACED WITH REFERENCES TO "RISK FACTORS."


     1. GENERAL.

     References in the Prospectus to Greenwood Trust Company ("Greenwood"), Discover Receivables Financing Group, Inc. ("DRFG") and SCFC Receivables Corp. ("SRC"), as being indirect wholly-owned subsidiaries of Sears, are revised to reflect that each is an indirect wholly-owned subsidiary of Dean Witter, Discover & Co. ("DWDC") (formerly known as Dean Witter Financial Services Group, Inc.). See "Prospectus Summary -- Spin-off of Dean Witter, Discover & Co." and "Greenwood Trust Company."

     On February 5, 1997, DWDC and Morgan Stanley Group, Inc. ("Morgan Stanley") announced their plans to merge in mid-1997. Upon completion of such merger, Greenwood, DRFG, SRC and NOVUS will be indirect wholly-owned subsidiaries of the merged entity, expected to be called Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

     References in the Prospectus to Sears Consumer Financial Corporation ("SCFC") are revised to reflect the change of its name to NOVUS Credit Services Inc. ("NOVUS") and to reflect that it is no longer a wholly-owned subsidiary of Sears but a wholly-owned subsidiary of DWDC.

     References in the Prospectus to Discover Card Services, Inc. ("DCSI") are replaced by references to NOVUS Services, Inc. ("NSI").


     2. REPORTS TO INVESTOR CERTIFICATEHOLDERS.

     Delete the first sentence under the heading "Reports to Investor Certificateholders" on page 2 of the Prospectus and replace with the following:

      Monthly and annual reports containing information concerning the Trust, prepared by the Servicer, will be made available to Certificate Owners free of charge upon request by calling 302-323-7130, extension 328.


      3.   PROSPECTUS SUMMARY.

     Add the following after the paragraph on page 13 relating to "ERISA Considerations":

      SPIN-OFF OF DEAN WITTER, DISCOVER & CO. ... On March 1, 1993, Sears sold through a primary initial public offering a minority interest of approximately 20 percent in its wholly-owned subsidiary DWDC. Sears distributed to Sears shareholders the balance of its ownership in DWDC in a tax-free spin-off on June 30, 1993. Through the initial public offering and the spin-off of DWDC, all subsidiaries of DWDC (including Greenwood, DRFG and SRC) are no longer subsidiaries of Sears. DRFG believes that this change in ownership does not have a material effect on the Investor Certificates.

           On February 5, 1997, DWDC and Morgan Stanley announced their plans to merge in mid-1997. DRFG believes that the merger will not have a material effect on the Investor Certificates.

      4.   RISK FACTORS.

     a. Delete all text under the subheading "Consumer Protection Laws and Regulations" on pages 14-16 and substitute the following:

           Consumer Protection Laws and Regulations. The Accounts and the Receivables are subject to numerous federal and state consumer protection laws and regulations that impose requirements on the making and enforcement of consumer loans. Such laws, as well as any new laws or new rulings regarding new or existing laws that may be adopted, may adversely affect the Servicer's ability to collect on the Receivables or maintain previous levels of monthly periodic finance charges, and failure by the Servicer to comply with such requirements could adversely affect the Servicer's ability to collect the Receivables. DRFG has agreed in the Pooling and Servicing Agreement that if a Receivable was not created in compliance in all material respects with all requirements of laws applicable to DRFG and Greenwood with respect to such Receivable, and if such noncompliance continues beyond a specified cure period and has a material adverse effect on the interest of the Trust in all the Receivables, DRFG will repurchase all Receivables in the Accounts containing the Receivables affected by such noncompliance. See "Description of the Investor Certificates -- Repurchase of Specified Receivables." It is not anticipated that the Trustee will make any examination of the Receivables or the records relating thereto for the purpose of establishing the presence or absence of defects in the Accounts, or for any other purpose. See "Certain Legal Matters Relating to the Receivables -- Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables."

           Consumer Protection Laws and Regulations; Litigation. Greenwood is involved from time to time in various legal proceedings that arise in the ordinary course of its business. Greenwood does not believe that the resolution of any of these proceedings will have a material adverse effect on Greenwood's financial condition or on the Receivables. There can be no assurance, however, regarding any of these effects.

           Certain legal and administrative proceedings challenged, under the laws of several states, the imposition of late payment fees (or other incidental charges) by Greenwood on Discover cardmembers. In each of these matters, the party proceeding against Greenwood claimed that applicable state law prohibits or limits the imposition of late payment fees, sought to enjoin Greenwood from imposing late payment fees on Discover Card accounts of residents of the state in question and sought refunds of (and, in some cases, civil penalties with respect to) late payment fees previously imposed on such accounts. Greenwood asserted a defense in these proceedings that federal law preempts any state law prohibition against or limitation on charging a late payment fee or other fee with respect to Discover Card accounts. On June 3, 1996, the United States Supreme Court issued a decision holding that state laws limiting late charges are preempted with respect to national banks by federal law, and the Court remanded for reconsideration lower-court decisions that had held that such state laws were not similarly preempted with respect to other federally insured banks. In light of these rulings, all of the outstanding legal and administrative proceedings challenging, on the basis of state law, Greenwood's imposition of late fees and other incidental charges on Discover cardmembers were resolved in 1996 in Greenwood's favor. No such proceedings are currently pending.

           Greenwood believes that none of the above referenced legal proceedings concerning late payment fees has had a material effect on the Receivables.

     b. Delete the first full paragraph on page 16 and substitute the following:

           Legislation. The Competitive Equality Banking Act of 1987 ("CEBA") contains provisions that limit the ability of nonbanking companies, such as DWDC and DWDC's wholly-owned subsidiary, NOVUS, the owner of Greenwood, to own banks. However, the legislation permits any nonbanking company that owned a bank on March 5, 1987 to retain control of the bank. DWDC and NOVUS are permitted to retain control of Greenwood under this legislation. CEBA provides that if DWDC, NOVUS or Greenwood fails to comply with certain statutory restrictions, DWDC and NOVUS will be required to divest control of Greenwood or to limit its activities significantly. Greenwood believes, however, that in light of the programs it has in place, the limitations of CEBA will not have a material impact on Greenwood's ability to service, or maintain the level of, the Receivables. In addition, future federal or state legislation, regulation or interpretation of federal or state legislation or regulation could adversely affect the business of Greenwood or the relationship of DWDC or NOVUS with Greenwood. See "Greenwood Trust Company."

     c. Insert the following after the second paragraph on page 16:

           Basis Risk. In general, accounts in the Discover Card Portfolio accrue periodic finance charges at variable rates based upon factors such as the prevailing prime rate, the amount of a cardmember's annual purchases and his or her payment status (although certain account balances may accrue periodic finance charges at fixed rates, in most instances for specified periods of time). See "The Accounts -- Billing and Payments." As a result, a significant portion of the Receivables currently bear interest at the prevailing prime rate plus a margin while the Investor Certificates bear interest at fixed rates. If there is a decline in the prime rate, the amount of Finance Charge Collections may be reduced, which could cause the commencement of the Amortization Period or result in either shortfalls of Certificate Interest or losses to the Investor Certificateholders. See "Description of the Investor Certificates -- Amortization Events."

     d. Delete the text on page 17 under the heading "Competition" and substitute the following:

           Competition in the Credit Card Industry. The credit card industry in which the Discover Card competes is highly competitive. This competition focuses on features and other financial incentives of credit cards such as annual fees, finance charges, late payment fees, overlimit charges, rebates and other enhancement features. The market includes bank-issued credit cards (including "co-branded" cards issued by banks in cooperation with industrial, retail or other companies) and charge cards issued by travel and entertainment companies. The vast majority of the bank-issued credit cards bear the Visa or MasterCard service mark and are issued by the many banks that participate in one or both of the national bank card networks operated by Visa U.S.A. Inc. and MasterCard International Incorporated. The Visa and MasterCard associations have been in existence for approximately twenty-five years. Cards bearing their service marks have worldwide acceptance by merchants of goods and services and recognition by consumers and the general public. Co-branded credit cards, which offer the cardholder certain benefits relating to the industrial, retail or other business of the bank's co-branding partner (e.g., credits towards purchases of airline tickets or rebates for the purchase of an automobile), currently represent a rapidly growing segment of the bank-issued credit card market. The majority of travel and entertainment cards are issued by American Express Company, which has been issuing cards since 1958. Travel and entertainment cards differ from bank cards in that they have no pre-established credit limits and have limited provisions for repayment in installments. American Express Company, through a subsidiary bank, also issues cards with both a pre-established credit limit and provisions for repayment in installments. The Discover Card was introduced nationwide in 1986 and competes with general purpose credit cards issued by other banks and with travel and entertainment cards. Greenwood currently is the primary issuer of the Discover Card. Greenwood also issues, and intends from time to time to introduce, additional general purpose credit, charge and financial transaction cards; however, none of the accounts associated with these cards is included in the Discover Card Portfolio.

           Many bank credit card issuers have instituted balance transfer programs. Generally, under these transfer programs, cardholders are offered a favorable annual percentage rate or other financial incentives for a specified length of time on any portion of their account balances arising from the transfer to their accounts of outstanding account balances maintained on another credit card. The annual percentage rates for balance transfers often are more favorable to cardholders than the annual percentage rates for account balances arising from purchases or cash advances.

           This competition affects Greenwood's ability to obtain applicants for Discover Card accounts, to encourage usage of the accounts by cardmembers and to obtain participation in the Discover Card program by service establishments. A significant adverse change in any of these factors could result in a decrease in the level of the Receivables, and of the receivables in the Discover Card Portfolio. If there is a decrease in the level of Receivables, and if sufficient receivables in Additional Accounts are not available to be added to the Trust or are not added, an Amortization Event could result, causing the commencement of the Amortization Period. See "Risk Factors -- Payments and Maturity" and "Description of the Investor Certificates -- Amortization Events."

           DWDC, the indirect owner of Greenwood, pursues a general purpose credit card strategy of multiple bank association and proprietary card products. For example, in early 1994, MountainWest Financial Corporation, a Utah industrial loan corporation that is indirectly owned by DWDC, began participating in a program by NationsBank of Delaware, N.A. to issue a new, nationally marketed co-branded MasterCard(R) credit card under the name "Prime Option(SM)." Greenwood expects that from time to time additional general purpose credit card products will be introduced through Greenwood or other DWDC subsidiaries in order to attract additional consumers. The introduction of a new general purpose credit card product by any market competitor poses incremental competition for Discover Card and for other credit card issuers. Although Greenwood currently does not expect that the issuance of any new card by Greenwood or another DWDC subsidiary will have a materially greater impact on the Discover Card program than the introduction of a comparable product by any other market competitor, no assurance can be given with respect to the future competitive impact of such programs on the Discover Card Portfolio.

     e. Delete the text under the heading "Ability to Change Terms of the Accounts" on pages 17-18 and substitute the following:

           Ability to Change Terms of the Accounts. Pursuant to the Pooling and Servicing Agreement, DRFG does not transfer Accounts to the Trust, but only the Receivables arising in the Accounts. As owner of the Accounts, Greenwood has the right to determine the periodic finance charges applicable from time to time to the Accounts, to alter the minimum monthly payment required under the Accounts, to change the credit limit with respect to the Accounts and to change various other terms with respect to the Accounts. A decrease in the periodic finance charges or other fees with respect to an Account could decrease the Finance Charge Collections, which would decrease the effective yield on the Receivables and could also cause commencement of the Amortization Period as well as decreased protection to Investor Certificateholders against shortfalls in Certificate Interest and against charged-off Receivables. In addition, an increase in credit limits could result in increases in Charged-Off Amounts, which could result in a decrease in the level of the Receivables, and of the receivables in the Discover Card Portfolio. If there is a decrease in the level of Receivables, and if sufficient receivables in Additional Accounts are not available to be added to the Trust or are not added, an Amortization Event could result, causing the commencement of the Amortization Period. See "Description of the Investor Certificates -- Distribution of Collections and Application of Collections and Certain Other Amounts" and "-- Amortization Events."

           The Pooling and Servicing Agreement provides that the Servicer must administer, process and enforce the Accounts in accordance with its customary and usual servicing procedures for servicing credit accounts comparable to the Accounts and in accordance with its Credit Guidelines. DRFG and Greenwood have also agreed that the terms governing an Account will not be changed unless the change is also made to the terms of other accounts in the Discover Card Portfolio of the same general type, obligors of which are resident in a particular affected state or similar jurisdiction. There can be no assurance that any such change may not affect the Accounts to a greater or lesser degree than other accounts in the Discover Card Portfolio. Except as set forth above, the Pooling and Servicing Agreement and the Purchase and Contribution Agreement do not contain any restrictions on the ability of Greenwood to change the terms of the Accounts or the Receivables.

           There can be no assurance that changes in applicable laws, changes in the marketplace or prudent business practice might not result in a determination by Greenwood to take actions that would result in other changes in the terms of some or all of the Greenwood Discover Card accounts.

     f. Delete the last two sentences under the subheading "Effects of the Selection Process, Seasoning and Performance Characteristics" on page 18 and substitute the following:

      Based on historical experience, fixed pools of accounts (such as the Accounts) in general experience more volatile performance characteristics (particularly in the first few months following the selection of such fixed pools of accounts) and may also experience somewhat higher yields and charge-offs than the portfolios of accounts from which they are selected (such as the Discover Card Portfolio), and monthly variations may tend to be greater than annual changes. See "The Accounts -- Effects of the Selection Process" and "The Accounts -- Composition of the Accounts." In addition, less seasoned pools of accounts may experience somewhat higher charge-offs and/or lower yields, as well as different payment characteristics, than more seasoned pools of accounts. See "The Accounts -- Composition of the Accounts -- Seasoning" and "Composition and Historical Performance of the Discover Card Portfolio -- Composition of the Discover Card Portfolio -- Seasoning."


     5. DESCRIPTION OF THE INVESTOR CERTIFICATES.

     a. References under the subheadings "Repurchase of Trust Portfolio" and "Repurchase of Specified Receivables" on pages 23-24 are revised to reflect the assumption by SRC of repurchase obligations of Sears as described therein.

     b. Delete the last sentence in the first full paragraph on page 38 under the subheading "Reports to Investor Certificateholders" and substitute the following:

           The statement will be made available to Certificate Owners free from charge upon request by calling 302-323-7130, extension 328.


      6.   DESCRIPTION OF THE RESERVE ACCOUNT.

     Add the following after the last paragraph on page 45 relating to "Description of the Reserve Account":

           On April 7, 1993, the Servicer elected to replace the Class B Credit Enhancement with a cash collateral account (the "Cash Collateral Account") and to obtain a successor Class B Credit Enhancement Provider. The Cash Collateral Account replaces the Reserve Account and was established, funded and will be administered pursuant to a Loan Agreement (the "Loan Agreement"), replacing the Reimbursement Agreement, among DRFG as Seller, Greenwood as Servicer, the Trustee, Harris Trust and Savings Bank ("Harris") as successor Class B Credit Enhancement Provider and a syndicate of banks (the "Banks") named therein. Under the terms of the Loan Agreement, Harris will act as administrator of the Cash Collateral Account, and in such capacity Harris will release funds for deposit into the Investor Accounts pursuant to instructions from the Servicer acting as attorney-in-fact for the Trustee. Harris will have no obligation to deposit or contribute any of its own funds into the Cash Collateral Account, and all payments under the Class B Credit Enhancement for the benefit of the Trust will be made solely from amounts on deposit in the Cash Collateral Account and in no event from the assets of Harris.
      Harris will have only those duties, liabilities and obligations expressly imposed on it by the Loan Agreement in connection with the administration of the Class B Credit Enhancement.

           The Cash Collateral Account has been funded with $30,800,000, an amount equal to the Maximum Class B Credit Enhancement Amount. Unlike the Reserve Account, however, which initially was funded entirely by DRFG (with additional funds obtained from Aggregate Excess Servicing), the Cash Collateral Account was funded primarily with loans (the "Loans") from the Banks. The remaining amounts in the Cash Collateral Account were transferred from funds previously on deposit in the Reserve Account.

           The operation of the Cash Collateral Account pursuant to the Loan Agreement is substantially similar to the Reserve Account under the Reimbursement Agreement. Funds on deposit in the Cash Collateral Account are available for the same purposes as those on deposit in the Reserve Account, in each case as set forth in the Pooling and Servicing Agreement, and will be invested in Permitted Investments. Certain amounts that previously would have been distributed to the Holder of the Seller Certificate under the Reimbursement Agreement will now be made available to pay interest and, under specified circumstances principal, on the Loans.

           As required by the Pooling and Servicing Agreement, both Rating Agencies have confirmed that the replacement of the Class B Credit Enhancement will not cause a reduction in or withdrawal of the ratings of the Investor Certificates currently in effect.


      7.   THE DISCOVER CARD BUSINESS.

     Delete the text under the heading "The Discover Card Business" on pages 45-47 and substitute the following:

     GENERAL

           The Receivables which DRFG has conveyed to the Trust pursuant to the Pooling and Servicing Agreement were generated from transactions made by holders of the Discover(R) Card, a general purpose credit and financial services card, and do not include receivables arising under the Discover Card Corporate Card or the Discover Card Private Issue Card. All references to the Discover Card in this section entitled "The Discover Card Business" relate exclusively to the Discover Card issued by Greenwood. With the exception of the small number of Discover Card Corporate Cards issued by an affiliate of Greenwood, Greenwood is the sole issuer of credit cards bearing the DISCOVER service mark. Greenwood also issues, and intends from time to time to introduce, additional general purpose credit, charge and financial transaction cards.

           The Discover Card was first issued in regional pilot markets in September 1985, and national distribution began in March 1986. The Discover Card issued by Greenwood affords cardmembers access to a revolving line of credit. The card can be used to purchase merchandise and services from participating service establishments. The number of service establishments that accept the Discover Card has continued to increase. In 1996, approximately 425,000 new service establishments were enrolled. The Discover Card can also be used to obtain cash advances at automated teller machines and at certain other locations throughout the United States. Cash advances can also be obtained by means of checks written by cardmembers and drawn against their accounts. As of December 31, 1996, there were 34.2 million Discover Card accounts with 44.0 million cardmembers. The Discover Card issued by Greenwood may only be used for personal, family or household purposes due to banking statutes applicable to Greenwood. See "Greenwood Trust Company."

           Each Discover Cardmember is subject to account terms and conditions that are uniform from state to state. See "The Accounts -- Billing and Payments." In all cases, the agreement governing the terms and conditions of the account (the "Cardmember Agreement") permits Greenwood to change the credit terms, including the rate of the periodic finance charge and the fees imposed on accounts, upon prior notice to cardmembers. Each Discover Card account is assigned a credit limit when the account is opened. Thereafter, individual credit limits may be increased or decreased, at Greenwood's discretion, from time to time.
      The credit limits on Discover Card accounts generally range from $1,000 to $6,000, although on occasion higher or lower limits may be authorized.

           There are additional features and services offered with the Discover Card accounts. One is the Cashback Bonus(R), in which Greenwood annually pays cardmembers a percentage of their purchase amounts, ranging up to one percent, based on their annual purchases. This amount is remitted to cardmembers in the form of a check or a credit to the cardmember's account. No such amounts will be paid from the property of the Trust. Another feature offered with the Discover Card accounts is a variable rate of periodic finance charges applied to a cardmember's account balance (except in limited circumstances) based on the prevailing prime rate plus a margin, the amount of such cardmember's purchases and the cardmember's payment history. See "The Accounts -- Billing and Payments." Greenwood also offers cardmembers money-market deposit accounts, called Discover Saver's Accounts, and time deposits, called Discover Card CDs. These deposit products offer competitive rates of interest and are insured by the FDIC. To differentiate the Discover Card in the marketplace, Greenwood from time to time tests and implements new offers, promotions and features of the Discover Card.

           Greenwood, either directly, through its processing arrangements with its affiliate, NSI, or through processing agreements with credit card processing facilities of unaffiliated third parties, performs all the functions required to service and operate the Discover Card accounts. These functions include new account solicitation, application processing, new account fulfillment, transaction authorization and processing, cardmember billing, payment processing, cardmember service and collection of delinquent accounts. There are currently multiple geographically dispersed operations centers maintained by Greenwood or NSI for servicing cardmembers. An additional operations center is maintained for processing accounts that have been charged-off as uncollectible.

           NSI has established arrangements with service establishments to accept the Discover Card and other credit, charge and financial transaction cards that carry the NOVUS(SM) logo for cash advances and as the means of payment for merchandise and services. Greenwood contracts with NSI to have cards issued by Greenwood (including the Discover Card) accepted at those establishments. The ability to generate new receivables requires locations where the Discover Card can be used. NSI employs a national sales and service force to maintain and increase the size of its service establishment base. Additional operations centers that currently are maintained by NSI are devoted primarily to providing customer service to service establishments. The service establishments that accept the Discover Card encompass a wide variety of businesses, including local and national retail establishments and specialty stores of all types, quick service food establishments, governments, restaurants, medical providers and warehouse clubs, and many leading airlines, car rental companies, hotels, petroleum companies and mail order companies.

     CREDIT-GRANTING PROCEDURES

           Accounts in the Discover Card Portfolio have been solicited by various techniques and have undergone credit review to establish that the cardmembers meet standards of ability and willingness to pay. Principally, the accounts have been solicited (i) via "pre-approved" direct mail or telemarketing, (ii) by "take-one" applications distributed in many service establishments that accept the Discover Card and (iii) with various other programs targeting specific segments of the population. Solicitations have been supported by general broadcast and print media advertising. Potential applicants who are sent pre-approved solicitations have met certain credit criteria relating to their previous payment patterns and longevity of account relationships with other credit grantors. Since

      September 1987, all lists have been pre-screened though credit bureaus before mailing. Pre-screening is a process by which an independent credit reporting agency evaluates the lists of names supplied by Greenwood against credit-worthiness criteria supplied by Greenwood that are intended to provide a general indication, based on available information, of the willingness and ability of such persons to repay their obligations; the credit bureaus return to Greenwood only the names of those persons meeting these criteria. Applications that are not pre-approved are evaluated by using credit-scoring systems (statistical evaluation models that assign point values to information regarding applications). The credit-scoring systems used by Greenwood are based on the credit-scoring systems developed by scoring model vendors. Certain applications not approved under the credit-scoring systems are reviewed by credit analysts. Any such application as to which a credit analyst recommends approval is processed in Greenwood's main office in New Castle, Delaware by senior bank review analysts and may be approved by them.

           As owner of the Greenwood Discover Card Accounts, Greenwood has the right to change its credit-scoring criteria and credit-worthiness criteria. Greenwood's application procedures and credit-scoring systems are regularly reviewed and modified to reflect Greenwood's actual credit experience with Discover Card account applicants and cardmembers as such historical information becomes available. Greenwood believes that refinements of these procedures and systems since the inception of the Discover Card program have helped it to manage and predict its credit losses, although there can be no assurance that these refinements will not cause increases in credit losses in the future. Relaxation of credit standards typically results in increases in Charged-Off Amounts, which, under certain circumstances, may result in a decrease in the level of the Receivables, and of the receivables in the Discover Card Portfolio. If there is a decrease in the level of Receivables, and if sufficient Additional Accounts are not available to be added to the Trust or are not added, an Amortization Event could result, causing the commencement of the Amortization Period. In addition, an increase in Charged-Off Amounts without an offsetting increase in Finance Charge Receivables could result in an Amortization Event, causing the commencement of the Amortization Period.

     COLLECTION EFFORTS

           Efforts to collect past-due Discover Card account receivables currently are made primarily by collections personnel of NSI or Greenwood. Under current practice, Greenwood includes a request for payment of past-due amounts on the monthly billing statement of all accounts with such amounts. Accounts with past-due amounts also receive a written notice of late fee charges, as well as an additional request for payment, 15 days after any monthly statement which includes a past-due amount. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. In the event that initial telephone contacts fail to elicit a payment, Greenwood continues to contact the cardmember by telephone and by mail. Greenwood may also enter into arrangements with cardmembers to waive finance charges, late fees and principal due, and extend or otherwise change payment schedules. The current policy of Greenwood is to recognize losses and to charge off an account at the end of the sixth full calendar month after a payment amount is first due if payment of any portion of that amount has not been received by such time, except in cases of bankruptcy, where an uncollectible balance may be charged off earlier. In general, after an account has been charged off, collections personnel of NSI or Greenwood make attempts to collect all or a portion of the charged-off account for a period of approximately four months. If those attempts are unsuccessful, the charged-off account is generally placed with one or more collection agencies for a period of approximately a year or, alternatively, Greenwood may commence legal action against the cardmember, including legal action for the attachment of property or bank accounts of the cardmember or the garnishment of the cardmember's wages. Under certain circumstances, Greenwood may also sell charged-off accounts to third parties, either before or after collection efforts have been attempted.

           Under the terms of the Pooling and Servicing Agreement, any recoveries received on Charged-Off Accounts will be retained by Greenwood and will not be included in the assets of the Trust. See "Description of the Investor Certificates -- Adjustment of Investor Interest as a Result of Charge-Offs and Reimbursement of Charge-Offs" and "Composition and Historical Performance of the Discover Card Portfolio -- Composition of Discover Card Portfolio." The credit granting, servicing and charge-off policies and collection practices of Greenwood may change over time in accordance with Greenwood's business judgment and applicable law.


      8.   THE ACCOUNTS.

     Delete the text on pages 47-48 under the subheading "Billing and Payments" and substitute the following:

           All Discover Card accounts have the same billing and payment structure. Monthly billing statements are sent by Greenwood to each cardmember with an outstanding debit balance. Discover Card accounts are grouped into multiple billing cycles for operational purposes. Each billing cycle has a separate monthly billing date at which time the activity in the related accounts during the period of approximately 28 to 34 days ending on such billing date is processed and billed to cardmembers. The Accounts include accounts in all billing cycles.

      Each Discover cardmember with an outstanding debit balance in his or her Discover Card account generally must make a minimum payment equal to 1/48th of the new balance on the account at the end of the billing cycle for the account (prior to February 1996, 1/36th), rounded to the next higher whole dollar amount, but not less than $10 or the entire balance, whichever is less, plus any amount that is past due. Under certain circumstances, the minimum payment is reduced by amounts paid in excess of the minimum payment due during the previous three months and not already so applied. From time to time, Greenwood has offered and may continue to offer cardmembers with accounts in good standing the opportunity to skip the minimum monthly payment, while continuing to accrue periodic finance charges, without being considered to be past due. Although these practices are not expected to have a material adverse effect on the Investor Certificateholders, Collections may be reduced during any period in which Greenwood offers cardmembers the opportunity to skip the minimum monthly payment. A cardmember may pay the total amount due at any time. Greenwood also may enter into arrangements with delinquent cardmembers to extend or otherwise change payment schedules, and to waive finance charges, late fees and principal due.

           Greenwood imposes periodic finance charges on Discover Card account balances at fixed and variable annual percentage rates. Periodic finance charges on purchases, cash advances and balance transfers are calculated on a daily basis, subject to a grace period that essentially provides that periodic finance charges are not imposed if the cardmember pays his or her entire balance each month. In general, periodic finance charges on purchases, cash advances and balance transfers are based on a prime rate plus a margin (currently 8.9% to 13.9%), subject to certain minimum rates currently ranging from 12.9% to 19.8%. The rates imposed on individual Discover Card accounts are based on purchase activity and payment status. In addition, in connection with programs for new cardmembers, for balance transfers, and for other promotional purposes, certain Discover Card account balances may accrue periodic finance charges at lower fixed rates for a specified period of time. Balances remaining from transactions posted to accounts in billing cycles beginning prior to February 1993 also accrue periodic finance charges at fixed rates.

           In addition to periodic finance charges, Greenwood may impose certain other charges and fees on Discover Card accounts. Greenwood currently charges a cash advance transaction fee equal to 2.5% of each cash advance, with a minimum fee of $2.00 per transaction. Greenwood also currently charges a $20 late fee on Discover Card accounts, a $20 fee for balances exceeding a cardmember's credit limit as of the close of such cardmember's monthly billing cycle and a $15 fee for any payment check returned due to insufficient funds. See "Risk Factors -- Consumer Protection Laws and Regulations," "-- Payments and Maturity" and "-- Ability of the Seller to Change Terms of the Accounts."

           The yield on the Accounts depends on changes in the prime rate over time and in cardmember account usage and payment performance, none of which can be predicted, as well as the extent to which balance transfer offers and special promotion offers are made and accepted and the extent to which Greenwood changes the terms of the Cardmember Agreement. Reductions in the yield could, if sufficiently large, cause the commencement of the Amortization Period or result in either shortfalls of Certificate Interest or losses to the Investor Certificateholders as the result of charged-off Receivables, and there can be no assurance regarding any of these effects. See "Risk Factors -- Basis Risk."

      9.   COMPOSITION AND HISTORICAL PERFORMANCE OF THE DISCOVER CARD
           PORTFOLIO.

     a. Add the following after the first sentence in the paragraph under the heading "General" on page 50:

      A limited number of Discover Card accounts have been opened pursuant to credit scoring criteria materially different from the credit scoring criteria generally used for Discover Card accounts. These accounts have been segregated from the rest of the Discover Card Portfolio and are not reflected in the information contained herein. None of these accounts is included in the Trust.

     b. Delete the text under the heading, "Composition of Discover Card Portfolio" and ending before the heading "Payment of the Investor Certificates" located on pages 50-53 and substitute the following:

COMPOSITION OF DISCOVER CARD PORTFOLIO

     Geographic Distribution. The Discover Card Portfolio is not concentrated geographically. As of December 31, 1996, the five states with the largest receivables balances were as follows:


                      PERCENTAGE OF TOTAL RECEIVABLES BALANCE
                           OF DISCOVER CARD PORTFOLIO
STATE                         AS OF DECEMBER 31, 1996
-----                 ---------------------------------------
California...........................  11.2%
Texas................................   9.1%
New York.............................   6.7%
Florida..............................   5.7%
Illinois.............................   5.2%

     No other state accounted for more than 5% of the total receivables balance of the Discover Card Portfolio as of December 31, 1996.

     Credit Limit Information. Credit limit information as of December 31, 1996 with respect to the Discover Card Portfolio is summarized as follows:


                                        RECEIVABLES         PERCENTAGE OF
                                        OUTSTANDING       TOTAL RECEIVABLES
CREDIT LIMIT                              (000)'S            OUTSTANDING
------------                              -------            -----------
Less than or equal to $1,000.00......    $   598,939             2.1%
$1,000.01 to $2,000.00...............    $ 4,705,384            16.3%
$2,000.01 to $3,000.00...............    $ 3,741,712            13.0%
Over $3,000.00.......................    $19,729,727            68.6%
                                         -----------            -----
Total................................    $28,775,762            100.0%
                                         ===========            ======

     Seasoning. As of December 31, 1996, 80.3% of the accounts in the Discover Card Portfolio were at least 24 months old. The distribution of the age of accounts in the Discover Card Portfolio as of December 31, 1996 was as follows:


                                        PERCENTAGE          PERCENTAGE
AGE OF ACCOUNTS                         OF ACCOUNTS        OF BALANCES
---------------                         -----------        -----------
Less than 12 Months.....................    8.6%               8.2%
12 to 23 Months.........................   11.1%              11.9%
24 to 35 Months.........................   11.3%              11.7%
36 Months and Greater...................   69.0%              68.2%
                                           -----              -----
      Total.............................  100.0%             100.0%
                                          ======             ======

     Summary Yield Information. The annualized aggregate monthly yield for the Discover Card Portfolio is summarized as follows:


                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                          1996      1995      1994
                                          ----      ----      ----
Aggregate Monthly  Yield(1)............    17.72%    16.95%    16.65%

(1) Monthly Yield is calculated by dividing Monthly Finance Charges billed by beginning monthly balance. Monthly Finance Charges include periodic finance charges, cash advance item charges, late fees, and, as of March 1, 1996, overlimit fees, but exclude certain other items such as annual membership fees, if any, which are included in Finance Charge Receivables and recoveries with respect to charged-off accounts. Aggregate Monthly Yield is the average of Monthly Yields annualized for each period shown.

     Summary Current Delinquency Information. Current delinquency information as of December 31, 1996 with respect to the Discover Card Portfolio is summarized as follows:


                                                                              AGGREGATE
                                                                              BALANCES     PERCENTAGE
PAYMENT STATUS                                                                 (000'S)     OF BALANCES
--------------                                                                 -------     -----------
Current...................................................................    $24,435,287        84.9%
1 to 29 Days..............................................................    $ 2,299,993         8.0%
30 to 59 Days.............................................................    $   809,902         2.8%
60 to 89 Days.............................................................    $   448,994         1.6%
90 to 119 Days............................................................    $   327,352         1.1%
120 to 149 Days...........................................................    $   249,238         0.9%
150 to 179 Days...........................................................    $   204,996         0.7%
                                                                              -----------         ----
       Total..............................................................    $28,775,762       100.0%
                                                                              ===========       ======

     Summary Historical Delinquency Information. Historical delinquency information with respect to the Discover Card Portfolio is summarized as follows:





                                                      AVERAGE OF TWELVE MONTHS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                   1996                                 1995                                 1994
                         ------------------------------      -----------------------------       -------------------------------
                         DELINQUENT                          DELINQUENT                          DELINQUENT
                           AMOUNT                              AMOUNT                              AMOUNT
                           (000'S)        PERCENTAGE(1)        (000'S)       PERCENTAGE(1)         (000'S)         PERCENTAGE(1)
                           -------        -------------        -------       -------------         -------         -------------
30-59 Days.............    $  680,645          2.7%           $  568,382         2.6%              $405,942              2.2%
60-89 Days.............    $  361,992          1.4%           $  276,821         1.3%              $193,582              1.1%
90-179 Days............    $  593,661          2.3%           $  403,134         1.8%              $282,080              1.5%
                           ----------          ----           ----------         ----              --------              ----
       Total..........     $1,636,298          6.4%           $1,248,337         5.7%              $881,604              4.8%
                           ==========          ====           ==========         ====              ========              =====

     For a discussion of economic factors affecting the performance of the Discover Card Portfolio, including delinquencies, see "Risk Factors -- Social, Legal and Economic Factors."
_________________
(1) The percentages are the result of dividing Delinquent Amount by Average Receivables Outstanding for the applicable period. Delinquent Amount is the average of the monthly ending balances of delinquent accounts during the periods indicated. Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

     Summary Charge-Off Information. Charge-off information with respect to the Discover Card Portfolio is summarized as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
                                                                     1996               1995            1994
                                                                     ----               ----            ----
                                                                            (DOLLARS IN THOUSANDS)
Average Receivables Outstanding(1).............................   $25,542,718    $22,031,829      $18,464,611
Gross Charge-Offs..............................................   $ 1,458,450    $   923,836         $680,487
Gross Charge-Offs as a Percentage
of Average Receivables Outstanding(2)..........................          5.71%          4.19%            3.69%

     For a discussion of economic factors affecting the performance of the Discover Card Portfolio, including charge-offs, see "Risk Factors--Social, Legal and Economic Factors."

---------------
(1) Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

(2) Recoveries with respect to charged-off Receivables will not be property of the Trust.

     Summary Payment Rate Information(1). The monthly rate of payments in the Discover Card Portfolio is summarized as follows:


                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                        1996     1995     1994
                                                        ----     ----     ----
Average Monthly Payment Rate(2).....................   15.24%   16.20%   16.65%
  High Monthly Payment Rate.........................   18.08%   18.97%   17.89%
  Low Monthly Payment Rate..........................   13.33%   13.67%   15.16%

---------------
(1) Monthly Payment Rate is calculated by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month.

(2) Average Monthly Payment Rate for a period is equal to the sum of individual monthly payment rates for the period divided by the number of months in the period.


     10. GREENWOOD TRUST COMPANY.

     Delete the text under the heading "Greenwood Trust Company" on pages 53 and 54 and substitute the following:

           Greenwood is a wholly-owned subsidiary of NOVUS and an indirect subsidiary of DWDC. Greenwood was acquired by NOVUS in January 1985. Greenwood was chartered as a banking corporation under the laws of the State of Delaware in 1911, and its deposits are insured by the FDIC. Greenwood is not a member of the Federal Reserve System. The executive office of Greenwood is located at 12 Read's Way, New Castle, Delaware 19720. On March 1, 1993, Sears sold through a primary initial public offering a minority interest of approximately 20 percent in DWDC. Sears distributed to Sears shareholders the balance of its ownership in DWDC in a tax-free spin-off on June 30,

      1993. Through the initial public and the spin-off of DWDC, all subsidiaries of DWDC (including Greenwood, DRFG and SRC) are no longer subsidiaries of Sears. DRFG believes that this change in ownership does not have a material effect on the Investor Certificates. In addition to the experience obtained by Greenwood in the bank card business since 1985, a majority of the senior management of the credit, operations and data processing functions for the Discover Card at Greenwood and NSI has had extensive experience in the credit operations of other credit card issuers. NSI performs sales and marketing activities, provides operational support for the Discover Card program and maintains merchant relationships. On February 5, 1997, DWDC and Morgan Stanley announced their plans to merge in mid-1997. DRFG believes that the merger will not have a material effect on the Investor Certificates.

           By virtue of enactment of CEBA, there are certain limitations placed on Greenwood, including a requirement that Greenwood not engage in activities in which it was not engaged as of March 5, 1987. Since its acquisition by NOVUS, as a result of these and earlier limitations, Greenwood has not engaged in the business of making commercial loans.
      See "Risk Factors -- Legislation." However, the portions of CEBA which limited the growth of the average asset base of Greenwood for each 12-month period ending September 30 to 7% of Greenwood's average asset base for the preceding 12-month period have been repealed. Greenwood believes that in light of the programs it has in place, the limitations of CEBA will not have a material impact on the level of the Receivables or on Greenwood's ability to service the Receivables.


     11. THE SELLER.

     a. Delete the fifth sentence under the subheading "General" on page 54 and substitute the following:

      The Investor Certificates will not be guaranteed by DWDC (or, following the merger with Morgan Stanley, MSDWD) or any of its affiliates, including Greenwood and DRFG.

     b. Delete the first sentence of the second paragraph under the subheading "Greenwood" on page 55 and substitute the following:

           DRFG will receive, on the Closing Date, an opinion of Latham & Watkins, with respect to Greenwood, concluding on a reasoned basis (although there is no precedent based directly on similar facts) that subject to certain facts, assumptions and qualifications specified therein (including matters set forth under "Certain Legal Matters Relating to the Receivables -- Transfer of Receivables" and "-- Certain UCC Matters"), (i) if the transfer of Greenwood Receivables to DRFG by Greenwood constitutes an absolute transfer, then such transfer is a transfer of all right, title and interest of Greenwood in and to such Greenwood Receivables to DRFG and (ii) if such transfer is not an absolute transfer, (A) the security interest created by the Purchase and Contribution Agreement in favor of DRFG is a valid security interest in the right, title and interest of Greenwood in and to such Greenwood Receivables and (B) under New York law, the perfection and priority of a security interest in such Greenwood Receivables are governed by Delaware law.


      11.  CERTAIN LEGAL MATTERS RELATING TO THE RECEIVABLES.

     a. Delete the second sentence under the heading "Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables" on page 57 and substitute the following:

      Such laws and regulations include the Federal Truth-in-Lending Act and Fair Credit Billing Act (and the provisions of the Federal Reserve Board's Regulation Z issued under each of them), Equal Credit Opportunity Act (and the provisions of the Federal Reserve Board's Regulation B issued thereunder), Fair Credit Reporting Act and Fair Debt Collection Practices Act.

     b. Delete the carryover paragraph on pages 57-58 and the first two full paragraphs on page 58 relating to "Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables."


     12. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     Delete the text under the heading "Certain Federal Income Tax Consequences" on pages 59-64 and substitute the following:

     GENERAL

           The following summary of certain anticipated federal income tax consequences of the purchase, ownership and disposition of the Investor Certificates is based on the advice of Latham & Watkins ("Tax Counsel") as counsel to DRFG. The summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Regulations and judicial and administrative rulings and decisions ("Current Law"). There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any legislative, judicial, or administrative changes or interpretations may or may not be retroactive and could affect tax consequences to Investor Certificateholders.

           The summary does not purport to deal with all aspects of federal income taxation that may affect particular Investor Certificateholders in light of their individual circumstances, and, except for certain limited discussions of particular topics, is not intended for Investor Certificateholders subject to special treatment under the federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, broker-dealers and investors that have a functional currency other than the United States dollar or hold their Investor Certificates as part of a hedge, straddle or conversion transaction). PROSPECTIVE INVESTOR CERTIFICATEHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF INVESTOR CERTIFICATES.

      TAX TREATMENT OF THE INVESTOR CERTIFICATES AS INDEBTEDNESS

           Tax Counsel has advised DRFG that, in their opinion, although the matter is not free from doubt, under Current Law the Investor Certificates will be treated as indebtedness for federal income tax purposes. Such opinion is based, in part, upon (i) the expressed intent of DRFG and Greenwood to treat the Investor Certificates for federal, state and local income and franchise tax purposes as indebtedness secured by the Receivables and other assets held in the Trust, (ii) the commitment of each Investor Certificateholder, by the acceptance of an Investor Certificate, similarly to treat the Investor Certificates for federal, state and local income and franchise tax purposes as indebtedness, (iii) Tax Counsel's conclusion that the federal income tax treatment of the Investor Certificates should be determined based on the economic substance of the arrangement created by the Pooling and Servicing Agreement and the Purchase and Contribution Agreement and (iv) Tax Counsel's analysis of such economic substance. There can be no assurance, however, that the IRS or the courts will agree with the conclusions of Tax Counsel. In that regard, the Pooling and Servicing Agreement generally refers to the transfer of the Receivables as a "sale," and DRFG has informed Tax Counsel (i) that different criteria are used in determining the non-tax accounting treatment of the transaction and (ii) that, for regulatory and financial accounting purposes, DRFG will treat the transfer of the Receivables under the Pooling and Servicing Agreement and the Purchase and Contribution Agreement as a transfer of an ownership interest in the Receivables and not as the creation of a debt obligation. Notwithstanding the foregoing, DRFG and Greenwood will treat the Investor Certificates as indebtedness for federal, state and local income and franchise tax purposes and the Investor Certificateholders, by acceptance of the Investor Certificates, agree to treat such Investor Certificates as indebtedness for federal, state and local income and franchise tax purposes.

           The above discussion is qualified in its entirety by reference to the tax opinion that was filed as an exhibit to the Registration
      Statement containing the Prospectus to which this Annual Appendix relates. Except for the discussion in "-- Possible Characterization of the Investor Certificates," the following discussion of federal income tax consequences assumes that the Investor Certificates will be treated as indebtedness for federal income tax purposes.

      UNITED STATES INVESTOR CERTIFICATEHOLDERS

           The rules set forth below apply to Investor Certificateholders who are "United States Persons." A "United States Person" is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) generally, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

           Stated Interest on Investor Certificates. Subject to the discussion below, interest paid on the Investor Certificates will be taxable as ordinary income when received or accrued by Investor Certificateholders in accordance with their method of accounting. Generally, interest received on the Investor Certificates will constitute "investment income" for purposes of certain limitations of the Code concerning the deductibility of investment interest expense.

           Original Issue Discount. In general, the excess of the stated redemption price at maturity of the Investor Certificates over their issue price will constitute original issue discount ("OID"), unless such excess is within a statutorily-defined de minimis exception.

           If the Investor Certificates are issued with OID, Investor Certificateholders generally will be required to include OID in income for each accrual period in advance of receipt of the cash representing such OID. A holder of a debt instrument issued with OID is required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with a constant yield method. Under
      Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. Under these provisions, the computation of OID (and market discount, see "-- Market Discount") on such debt instruments must be determined by taking into account both the prepayment assumptions used in pricing the debt instrument and the actual prepayment experience. As a result, the amount of OID on such debt instruments that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate. Because no Treasury Regulations have been issued interpreting Section 1272(a)(6), Investor Certificateholders should consult their own tax advisors regarding the impact of the OID rules in the event the Investor Certificates are issued with OID.

           Market Discount. Investor Certificateholders should be aware that the resale of an Investor Certificate may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily-defined de minimis exception, if an Investor Certificateholder acquires an Investor Certificate at a market discount (i.e., at a price below its stated redemption price at maturity or its revised issue price if it was issued with OID) and thereafter recognizes gain upon a disposition of the Investor

      Certificate (or disposes of it in certain non-recognition transactions such as a gift), the lesser of such gain (or appreciation, in the case of an applicable non-recognition transaction) or the portion of the market discount that accrued while the Investor Certificate was held by such Investor Certificateholder will be treated as ordinary interest income at the time of the disposition. The market discount rules also provide that an Investor Certificateholder who acquires an Investor Certificate at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the Investor Certificate until the Investor Certificateholder disposes of the Investor Certificate in a taxable transaction.

           Principal payments on the Investor Certificates will be made monthly during the Amortization Period, if any. An Investor Certificateholder who acquired an Investor Certificate at a market discount would be required to treat as ordinary interest income the portion of any principal payment attributable to accrued market discount on such Investor Certificate.

           An Investor Certificateholder who acquired the Investor Certificate at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If an Investor Certificateholder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on sales, principal payments and certain other dispositions of the Investor Certificates and the deferral of interest deductions on indebtedness related to the Investor Certificates will not apply.

           Amortizable Bond Premium. Generally, if the price or tax basis of an Investor Certificate held as a capital asset exceeds the sum of all amounts payable on the Investor Certificate after the acquisition date (other than payments of qualified stated interest), such excess may constitute amortizable bond premium that the Investor Certificateholder may elect to amortize under the constant interest rate method over the period from the Investor Certificateholder's acquisition date to the Investor Certificate's maturity date. Proposed Treasury
      Regulations, which are not yet effective, exclude debt instruments subject to Section 1272(a)(6) of the Code from the amortizable bond premium rules contained in such regulations. See discussion of Section 1272(a)(6) in "-- Original Issue Discount." Amortizable bond premium generally will be treated as an offset to interest income on the Investor Certificate, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. An Investor Certificateholder that elects to amortize bond premium must reduce the tax basis in the related Investor Certificate by the amount of bond premium used to offset interest income. If an Investor Certificate purchased at a premium is redeemed in full prior to its maturity, an Investor Certificateholder who has elected to amortize bond premium should be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption.

           Sales of Investor Certificates. In general, an Investor Certificateholder will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of an Investor Certificate measured by the difference between (i) the amount of cash and the fair market value of any property received (other than the amount attributable to, and taxable as, accrued but unpaid interest) and (ii) the Investor Certificateholder's tax basis in the Investor Certificate (as increased by any OID or market discount previously included in income by the Investor Certificateholder and decreased by any deductions previously allowed for amortizable bond premium and by any payments reflecting principal or OID received with respect to such Investor Certificate).

           Subject to the OID and market discount rules discussed above and to the one-year holding period requirement for long-term capital gain treatment, any such gain or loss generally will be long-term capital gain or loss, provided the Investor Certificate was held as a capital asset. The maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Moreover, capital losses generally may be used only to offset capital gains. The ordinary federal income tax rate for individuals, estates and trusts is 36% (for married individuals filing joint returns with taxable income in excess of $151,750 ($124,650 for unmarried individuals)) whereas the long-term capital gains rate for such taxpayers is 28%. A further 10% surtax will be imposed on ordinary income of individuals with taxable incomes in excess of $271,050 (for married individuals filing joint returns and for unmarried individuals) and estates and trusts with taxable incomes in excess of $8,100 (thereby creating a maximum federal income tax rate to such taxpayers of 39.6%).

     FOREIGN INVESTOR CERTIFICATEHOLDERS

           Set forth below is a general discussion of the United States federal income and estate tax consequences of the purchase, ownership, sale or other disposition of an Investor Certificate by an Investor Certificateholder that for United States federal income tax purposes, is
      (i) a foreign corporation, (ii) a non-resident alien individual, (iii) a foreign estate or trust or (iv) a foreign partnership, as such terms are defined in the Code (a "non-U.S. Holder"). Some non-U.S. Holders (including certain residents of certain United States possessions or territories) may be subject to special rules not discussed herein.

           Interest (including OID, if any) paid to a non-U.S. Holder of Investor Certificates will not be subject to a required withholding of United States federal income tax provided that (i) such interest payments are effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States and such non-U.S. Holder provides an appropriate statement to such effect, or (ii) (a) the holder is not (1) a "10 percent shareholder" of DRFG or Greenwood or (2) a "controlled foreign corporation" with respect to which DRFG or Greenwood is a "related person" within the meaning of the Code and (b) the beneficial owner (and, if relevant, a financial institution on the beneficial owner's behalf) provides an appropriate statement, signed under penalty of perjury, certifying that the beneficial owner of such Investor Certificate is not a United States Person and providing the beneficial owner's name and address. The statement generally must be provided in the year a payment occurs or in either of the two preceding years. For years after 1997, nonbinding Proposed Treasury Regulations specify that the statement must be provided prior to payment.

           A non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the disposition of an Investor Certificate (other than gain attributable to accrued interest or OID, which is addressed in the preceding paragraph); provided that (i) the gain is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder and (ii) in the case of an individual holder, (A) the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption or (B)(1) the non-U.S. Holder does not have a "tax home" in the United States and (2) the gain is not attributable to an office or other fixed place of business maintained in the United States by the non-U.S. Holder.

           If the interest or gain on an Investor Certificate held by a non-U.S. Holder is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder, then the non-U.S. Holder (although exempt from the withholding of tax previously discussed if the non-U.S. Holder provides an appropriate statement) generally will be subject to United States federal income tax on the interest (including OID, if any) or gain at regular federal income tax rates in a similar fashion to a United States Person. See "-- United States Investor Certificateholders." In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

           An Investor Certificate held by an individual who at the time of death is a non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death if, immediately before death, (i) the individual was not a "10 percent shareholder" of DRFG or Greenwood and (ii) interest on such Investor Certificate was not effectively connected with the conduct of a trade or business within the United States by the individual.

           THE FOREGOING DESCRIPTION OF THE POTENTIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS NECESSARILY INCOMPLETE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING MATTERS TO THEM.

      BACKUP WITHHOLDING AND INFORMATION REPORTING

           Information reporting requirements apply to certain payments of principal of and interest on (and the amount of OID, if any, accrued on) an obligation, and to proceeds of certain sales of an obligation before maturity, to certain nonexempt Investor Certificateholders who are United States Persons. In addition, a backup withholding tax may also apply with respect to such amounts if such Investor Certificateholders fail to provide correct taxpayer identification numbers and other information. The backup withholding tax rate is 31%. DRFG, Greenwood, or a paying agent or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding unless the Investor Certificateholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations and certain other conditions are met.

           In the case of payments of principal of, and interest on (and the amount of OID, if any, accrued on) Investor Certificates by DRFG, Greenwood or their paying agents to non-U.S. Holders, Temporary Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither DRFG nor Greenwood nor their paying agents has actual knowledge that the holder is a United States Person or that the conditions of any other exemption are not in fact satisfied). Payments of the proceeds of the sale of an Investor Certificate to or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, however, are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a United States Person and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalty of perjury as to his status as a non-U.S. Holder and certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his name and address or the payee otherwise establishes an exemption.

           Temporary Treasury Regulations indicate that the United States Treasury Department is studying the possible application of backup withholding to payments made by foreign offices of certain United States and United States related intermediaries, including brokers, as well as the standard of evidence required to prove foreign status for information reporting purposes.

           Any amounts withheld under the backup withholding rules from a payment to an Investor Certificateholder will be allowed as a refund or a credit against such Investor Certificateholder's United States federal income tax.

      POSSIBLE CHARACTERIZATION OF THE INVESTOR CERTIFICATES

           The foregoing discussion assumes that the Investor Certificates will be treated as indebtedness for federal income tax purposes. However, although Tax Counsel has opined to such effect, the matter is not free from doubt, and there can be no assurance that the IRS or the courts will agree with Tax Counsel's opinion. If the IRS were to contend successfully that the Investor Certificates are not indebtedness for federal income tax purposes, it could find that the arrangement created by the Pooling and Servicing Agreement and the Purchase and Contribution Agreement constitutes a partnership which could be treated as a "publicly traded partnership" taxable as a corporation.

           If the Investor Certificates were treated as interests in a partnership, the partnership in all likelihood would be treated as a "publicly traded partnership." If the partnership were nevertheless not taxable as a corporation (for example, because of an exception for a "publicly traded partnership" whose income is interest that is not derived in the conduct of a financial business), such partnership would not be subject to federal income tax. Rather, the Investor Certificateholders would be required to include in income their share of the income and deductions generated by the assets of the Trust, as determined under partnership tax accounting rules. In such event, the amount, timing and character of the income required to be recognized by an Investor Certificateholder could differ materially from the amount, timing and character thereof if the Investor Certificates were characterized as indebtedness. It also is possible that such a partnership could be subject to tax in certain states where the partnership is considered to be engaged in business, and that the Investor Certificateholders, as partners in such a partnership, could be taxed on their share of the partnership's income in such states.

           In addition, if such a partnership is considered to be engaged in a trade or business within the United States, the partnership would be subject to a withholding tax on distributions to (or, at its election, income allocable to) non-U.S. Holders, and each such non-U.S. Holder would be credited for such non-U.S. Holder's share of the withholding tax paid by the partnership. Moreover, the non-U.S. Holder generally would be subject to United States federal income tax at regular federal income tax rates, and possibly a branch profits tax (in the case of a corporate non-U.S. Holder), as previously described. See "-- Foreign Investor Certificateholders." Further, even if the partnership is not considered to be engaged in a trade or business within the United States, it appears that partnership withholding will be required in the case of any such non-U.S. Holder that is engaged in a trade or business within the United States to which the Investor Certificate income is effectively connected.

           Alternatively, although there may be arguments to the contrary, it appears that if such a partnership is not considered to be engaged in a trade or business within the United States and if income with respect to an Investor Certificate is not otherwise effectively connected with the conduct of a trade or business within the United States by a non-U.S. Holder, the non-U.S. Holder would be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable treaty) on such non-U.S. Holder's distributive share of the partnership's interest income.

           If the Investor Certificates were treated as interests in a "publicly traded partnership" taxable as a corporation, the income from the assets of the Trust would be subject to federal income tax and tax imposed by certain states where the entity would be considered to have operations at corporate rates, which would reduce the amounts available for distribution to the Investor Certificateholders. See "Certain State Tax Consequences." Under such circumstances, the Investor Certificates may be treated as debt of an entity taxable as a corporation or, alternatively, as equity of such an entity in which latter case interest payments to Investor Certificateholders could be treated as dividends and, if made to non-U.S. Holders, could be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable tax treaty).

           Finally, the IRS might contend that even though the Class A Certificates are properly classified as debt obligations for federal income tax purposes, the Class B Certificates are not properly classified as such. Under this approach, the Class B Certificates might be viewed as equity interests in an entity (such as Greenwood or DRFG or a joint venture consisting of DRFG, Greenwood and the Class B Certificateholders), with the Class A Certificates treated as debt obligations of such entity. If such an entity were characterized as a partnership not taxable as a corporation, the entity would not be subject to federal income tax, although the Class B Certificateholders would be subject to the tax consequences previously described with respect to interests in a partnership that is not taxable as a corporation. Alternatively, if such an entity were characterized as "publicly traded partnership" taxable as a corporation, the tax liability on the income of the entity might, in certain circumstances, reduce distributions on both the Class A Certificates and the Class B Certificates, and the Class B Certificateholders would be subject to the tax consequences previously described with respect to interests in a "publicly traded partnership" taxable as a corporation. In addition, any non-U.S. Holder of a Class A Certificate who is the actual or constructive owner of 10% or more of the outstanding principal amount of the Class B Certificates may be treated as a "10 percent shareholder." See "-- Foreign Investor Certificateholders."

           Based on Tax Counsel's advice as to the likely treatment of the Investor Certificates for federal income tax purposes, DRFG, Greenwood and the Trust will not attempt to cause the arrangement created by the Pooling and Servicing Agreement and the Purchase and Contribution Agreement to comply with the federal or state income tax reporting requirements applicable to partnerships or corporations. If such arrangement were later held to constitute a partnership or corporation, the manner of bringing it into compliance with such requirements is unclear.

           Prospective Investor Certificateholders should consult their own tax advisors as to the risk that the Investor Certificates will not be treated as indebtedness, and the possible tax consequences of potential alternative treatments.

     13. CERTAIN STATE TAX CONSEQUENCES.

     Delete the text under the heading "Certain State Tax Consequences" on page 65 and substitute the following:

           The following summary of certain anticipated state tax consequences with respect to the Investor Certificates is based on the advice of Tax Counsel as counsel to DRFG. The summary is based upon currently applicable statutes, regulations and judicial and administrative rulings and decisions of certain states. There can be no assurance that the taxing authorities of such states will not take a contrary view, and no ruling therefrom has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Investor Certificateholders. Except as set forth below, this discussion of state tax consequences assumes that the Investor Certificates will be treated as indebtedness for federal tax purposes.

           State tax consequences to each Investor Certificateholder will depend upon the provisions of the state tax laws to which the Investor Certificateholder is subject. Most states modify or adjust the taxpayer's federal taxable income to arrive at the amount of income potentially subject to state tax. Resident individuals usually pay state tax on 100% of such state-modified income, while corporations and other taxpayers generally pay state tax only on that portion of state-modified income assigned to the taxing state under the state's own apportionment and allocation rules. Because each state's tax laws vary, it is impossible to predict the tax consequences to the Investor Certificateholders in all of the state taxing jurisdictions in which they are already subject to tax.

           Delaware is the location of DRFG's and Greenwood's headquarters, where Greenwood originates and owns the Accounts and services the Receivables pursuant to the Pooling and Servicing Agreement. Tax Counsel has advised DRFG, that, in their opinion, although the matter is not free from doubt, the Investor Certificates are treated as indebtedness for purposes of the Delaware income tax. Accordingly, although the matter is not free from doubt, if the Investor Certificates are treated as indebtedness in Delaware, Investor Certificateholders not otherwise subject to taxation in Delaware will not become subject to the Delaware income tax solely because of their ownership of the Investor Certificates.

           Generally, an Investor Certificateholder is required to pay, in states in which such an Investor Certificateholder already is subject to state tax, additional state tax as a result of interest earned on such Investor Certificateholder's investment in the Investor Certificates. Moreover, a state could claim that the Trust has undertaken activities therein and is subject to taxation by that state. Were any state to make and sustain that claim, the treatment of the Investor Certificates for purposes of such state's tax laws would be determined thereunder, and there can be no assurance that the Investor Certificates would be treated as indebtedness of Greenwood and DRFG for purposes of such state taxation.

           If such Investor Certificates were treated as interests in a partnership or a corporation, the state tax consequences to the Investor Certificateholders could be materially different, especially in states which may be considered to have a business connection with the Receivables. See "Certain Federal Income Tax Consequences -- Possible Characterization of the Investor Certificates."

           THE FOREGOING DESCRIPTION OF THE POTENTIAL STATE TAX CONSEQUENCES IS INCOMPLETE. INVESTOR CERTIFICATEHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING MATTERS TO THEM.


      14.  ERISA CONSIDERATIONS.

      Delete the first three paragraphs on page 67 and substitute the following:

           If the Class A Certificates were deemed to be an extension of credit for ERISA purposes, the purchase of the Class A Certificates by a Plan with respect to which DRFG or one of its affiliates is a "party in interest" or "disqualified person" might be considered a prohibited extension of credit under Section 406 of ERISA and Section 4975 of the Code unless an exemption is applicable. There are at least four prohibited transaction class exemptions issued by the DOL that might apply, depending in part on who decided to acquire the Class A Certificates for the Plan: DOL Prohibited Transaction Exemption ("PTE") 84-14 (Class Exemption for Plan Asset Transactions determined by Independent Qualified Professional Asset Managers); PTE 91-38 (Class Exemption for Certain Transactions Involving Bank Collective Investment Funds); PTE 90-1 (Class Exemption for Certain Transactions Involving Insurance Company Pooled Separate Accounts); and PTE 96-23 (Class Exemption for Plan Asset Transactions Determined by In-House Asset Managers).

           Moreover, whether the Class A Certificates are debt or equity for ERISA purposes, a possible violation of the prohibited transaction rules could occur if the Class A Certificates were purchased during the offering with assets of a Plan if Greenwood, DRFG, the Trustee, any Underwriter or any of their affiliates were a fiduciary with respect to such Plan. Under ERISA and the Code, a person is a "fiduciary" with respect to a Plan to the extent (i) he or she exercises any discretionary authority or discretionary control respecting management of such Plan or exercises any authority or control respecting management or disposition of its assets, (ii) he or she renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such Plan, or has any authority or responsibility to do so or (iii) he or she has any discretionary authority or discretionary responsibility in the administration of such Plan. Accordingly, the fiduciaries of any Plan should not purchase the Class A

      Certificates during the offering with assets of any Plan if Greenwood, DRFG, the Trustee, the Underwriters or any of their affiliates is a fiduciary with respect to the Plan.

           In light of the foregoing, fiduciaries of Plans considering the purchase of the Class A Certificates should consult their own tax or other appropriate counsel regarding the application of ERISA and the Code to their purchase of the Class A Certificates.

           In particular, insurance companies considering the purchase of Class A Certificates should consult their own benefits counsel or other appropriate counsel with respect to the United States Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust & Savings Bank, 114 S. Ct. 517 (1993) ("John Hancock"), DOL PTE 95-60 (Class Exemption for Certain Transactions Involving Insurance Company General Accounts) and Section 401(c) of ERISA. In John Hancock, the Supreme Court held that the assets held in an insurance company's general account may be deemed to be "plan assets" under certain circumstances. Subject to numerous conditions and limitations, PTE 95-60 effectively reverses this portion of the holding in John Hancock. Section 401(c) of ERISA was added by the Small Business Job Protection Act of 1996 and requires the Secretary of Labor to issue final regulations by December 31, 1997 which are to provide guidance for the purpose of determining, in cases where an insurer issues one or more policies (supported by the assets of the insurer's general account) to or for the benefit of an employee benefit plan, which assets of such insurer (other than assets held in a separate account) constitute "plan assets" for the purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. Such regulations shall only apply with respect to policies which are issued by an insurer on or before December 31, 1998, to or for the benefit of an employee benefit plan which is supported by the assets of such insurer's general account. With respect to policies issued on or before December 31, 1998, such regulations shall take effect at the end of the 18-month period following the date on which such regulations become final. Section 401(c) also provides that no person will be subject to liability under Section 4975 of the Code and the fiduciary responsibility provisions of ERISA on the basis of a claim that the assets of an insurer (other than assets held in a separate account) are "plan assets," for conduct occurring before the date which is 18 months following the date the final regulations become final.

           Accordingly, investors should analyze whether John Hancock, PTE 95-60, Section 401(c) of ERISA and any regulations issued pursuant to
      Section 401(c) of ERISA may have an impact with respect to their purchase of Class A Certificates.


      15. AVAILABLE INFORMATION.

      Delete the text under the heading "Available Information" on page 69 of the Prospectus and substitute the following:

           The Trust will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, DRFG, on behalf of the Trust, will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports filed by DRFG on behalf of the Trust are available for inspection without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other documents may also be obtained from the web site that the Commission maintains at http://www.sec.gov.


      16. GLOSSARY OF TERMS

      a. Delete the definition of "Charged-Off Amount" on page 72 of the Prospectus and substitute the following:

      "Charged-Off Amount" will mean, with respect to any Distribution Date, the aggregate amount of Receivables in Accounts which become Charged-Off Accounts in the related Due Period, less (i) the cumulative, uncollected amount previously billed by the Servicer to Accounts that became Charged-Off Accounts during the related Due Period with respect to finance charges, cash advance fees, annual membership fees, fees for transactions that exceed the credit limit on the Account, late payment charges and any other type of charges that the Servicer has designated as "Finance Charge Receivables" with respect to Accounts that are not Charged-Off Accounts and (ii) the full amount of any such Receivables which have been repurchased by Greenwood.

      b. Delete the definition of "Finance Charge Receivables" on page 76 of the Prospectus and substitute the following:

      "Finance Charge Receivables" will mean with respect to any Account for any Due Period the net amount billed by the Servicer during such Due Period as finance charges on such Account and cash advance fees, annual membership fees, fees for transactions that exceed the credit limit on such Account, late payment charges billed during such Due Period to such Account and any other charge that the Servicer may designate as "Finance Charge Receivables" from time to time (provided that the Servicer shall not designate amounts owing for the payment of goods and services or cash advances as "Finance Charge Receivables"), less, in the event that such Account becomes a Charged-Off Account during such Due Period, the cumulative, uncollected amount previously billed by the Servicer to such Account as finance charges, cash advance fees, annual membership fees, fees for transactions that exceed the credit limit on such Account, late payment charges and any other type of charges that the Servicer has designated as "Finance Charge Receivables" with respect to Accounts that are not Charged-Off Accounts; provided, however, in the event any Account that is included in the Accounts as of the Cut-Off Date is not selected before the beginning of the Due Period next preceding the Due Period related to the first Distribution Date, the Servicer may utilize a reasonable method of estimation to determine the amount of the Finance Charge Receivables with respect to such Account for the period beginning on the first day of such next preceding Due Period and ending on the date on which such Account is selected.